Filed by Courier Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Courier Corporation
Commission File No.: 1-34268

January 16, 2015

To:                             All Employees

From:               James F. Conway, President

In a joint press release issued earlier today, Quad/Graphics and Courier Corporation announced that a definitive agreement has been signed, under which Quad/Graphics will acquire Courier Corporation in a transaction valued at approximately $260 million, including approximately $25 million in net debt and capital leases as of December 31, 2014. Quad/Graphics will pay Courier shareholders the equivalent of a total purchase price of $20.50 per share, consisting of cash and shares of Quad/Graphics Class A common stock. The transaction is subject to customary closing conditions, including regulatory approval and the approval of our shareholders.  It is expected to be completed mid-year.

As many of you know, Quad/Graphics, located in Sussex, Wisconsin, is a leading global provider of print and multichannel solutions for consumer magazines, special interest publications, catalogs, retail inserts/circulars, direct mail, books, directories, and commercial and specialty products with nearly 70 print-production facilities on three continents.  Quad/Graphics has approximately 25,000 employees worldwide serving a diverse base of approximately 8,000 clients.

Acquiring Courier Corporation accelerates the three-year strategy announced by Quad/Graphics on January 14, 2014,  to transform its book platform, which will give publishers a full range of options to produce and deliver books on demand. The plan also includes investing in up to 20 HP T410 high-speed color digital inkjet web presses — the widest, fastest such technology available on the market today. Please see the attached press release for full details.

Until the transaction is completed, Quad/Graphics and Courier Corporation will remain two separate companies, each responsible for serving its customers independently.  It is imperative that we continue to provide our customers with the same high level of service that they have come to expect from Courier.  You should continue with business as usual and execute projects and budget initiatives according to our fiscal year plan.

Both companies are committed to assuring that the coming transition is smooth for employees and customers alike.  Be assured that within the guidelines governing communications related to an acquisition, we will communicate developments to all of our employees as they unfold.  We know that you will have questions.  Please speak with your Plant Manager, Publishing Executive, or corporate manager with any specific questions or concerns.

Once the merger is completed, Quad/Graphics has asked me to join their leadership team as President of their Book Division.

They share our values, offer complementary capabilities, and will open up additional opportunities for Courier’s innovative operational platforms on a larger scale.  Our four-color offset digital inkjet, end-to-end process management and integrated software solutions will enhance Quad/Graphics efforts to transform the book industry for the benefit of publishers everywhere.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Quad and Courier operate and beliefs of and assumptions made by Quad management and Courier management, involve uncertainties that could significantly affect the financial results of Quad or Courier or the combined company.  Words such as “aim,” “expect,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “hope,” “seek,” “target,” “continue,” “estimate,” “will,” “may,” “would,” “could,” “should,” or variations of such words and similar expressions or the negative thereof are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements regarding the financial condition, results of operations and business of Quad and Courier and the combined businesses of Quad and Courier and certain plans and objectives of Quad and Courier with respect thereto, including the expected benefits of the proposed transactions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, (iii) increased or unanticipated competition, (iv) risks associated with acquisitions, (v) availability of financing and capital, (vi) risks associated with achieving expected revenue synergies or cost savings, (vii) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (viii) risks associated with the integration of Quad’s and Courier’s respective businesses, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Quad and Courier from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Quad nor Courier undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad. Courier will mail the proxy statement/prospectus to its shareholders. Quad and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad and Courier with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by Quad with the SEC will be available free of charge on Quad’s website at www.qg.com or by contacting Quad Investor Relations at (414) 566-2464.  Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at (978) 251-6136.

This communication is not a solicitation of a proxy from any investor or shareholder.  However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014 and its definitive proxy statement filed with the SEC on December 10, 2013.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.